Exhibit 99.2

Promissory Note

U.S.$1,500,000 01 / 08 / 2026

FOR VALUE RECEIVED, the undersigned, Seamless Group Inc., incorporated and registered in Cayman Islands with company number 344182 ("Borrower"), promises to pay to Moca Services Limited, a company incorporated under the laws of Hong Kong and having its address at c/o 28/F, Landmark South, 39 Yip Kan Street, Wong Chuk Hang ("Lender"), in lawful money of the United States of America or in Tether (the "USDT") as mutually agreed, the principal amount of One Million Five Hundred Thousand U.S. DOLLARS ($1,500,000), together with simple interest on the principal balance outstanding from time to time at the rate set forth in paragraph 2 below.

1. **Maturity.** Unless sooner paid in accordance with the terms hereof, the entire unpaid principal amount and all unpaid accrued interest of this Note shall become fully due and payable on or before the date falling three (3) months after the date of this Note, which is extendable in the sole discretion of the Lender (the "Maturity Date"). The Lender may, at its sole discretion and at any time, serve a written notice on the Borrower to demand immediate repayment of the Loan, after which the Loan shall be immediately due and payable

2. **Interest Rate.** The interest on this Note shall accrue monthly from the date hereof at a non-compounding rate equal to ten percent (10%) per annum and any accrued interest shall be payable on the earlier to occur of (i) the Maturity Date or (ii) the early repayment of the Note.

3. **Form of Payment; Prepayment.** All payments of principal and interest on this Note shall be made without offset or deduction in lawful tender of the United States or in USDT as mutually agreed to the Lender. All payments on this Note shall be applied first to the payment of accrued and unpaid interest, and thereafter to the payment of principal. Prepayment of the principal balance of this Note, together with all accrued and unpaid interest, may be made in whole or in part at any time without any penalty.

4. **Secured Loan.** The Borrower's obligations under this Note shall be secured by a security interest ("Secured Interest") granted by Pine Mountain Holdings Limited in respect of 1,000,000 shares of Currenc Group, Inc. (the "Mortgaged Shares") pursuant to a share mortgage (the "Share Mortgage").

5. **Default.** For purposes of this Note, the failure of the Borrower to pay when due the principal balance and accrued interest under this Note shall constitute an "Event of Default." If an Event of Default occurs, all indebtedness under this Note shall become immediately due and payable without any action on the part of the Lender, and the Borrower shall immediately pay to the Lender all such amounts.

6. **Guarantee.** If (a) the Secured Interest is or becomes (i) invalid, unenforceable, ineffective, unlawful, defective, unperfected; (ii) *pari passu,* subordinate or junior to any other interest or encumbrance on the Mortgaged Shares; or (iii) the Lender is otherwise unable to, or restricted from, exercising any of its rights or interests in respect of the Mortgaged Shares under the Share Mortgage in full for any reason or (b) after enforcing against the Mortgaged Shares, there remains any portion of the Loan or accrued interest which remains unpaid, Alexander King Ong Kong (the "Guarantor") shall personally guarantees to the Lender all of Borrower's obligations under this Note.

7. **Collection and Attorneys' Fees.** If any action is instituted to collect any indebtedness under this Note, then the Borrower promises to pay all reasonable costs and expenses, including reasonable attorneys' fees, incurred by the Lender in connection with such action.

8. **Assignment.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Notwithstanding the foregoing, neither the Lender nor the

Borrower may assign, pledge or otherwise transfer this Note without the prior written consent of the other party.

9. **Governing Law.** This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of Hong Kong, without giving effect to principles of conflicts of law thereof.

10. **Conflicting Agreements.** In the event of any inconsistencies between the terms of this Note and the terms of the loan agreement related to the loan evidenced by this Note (the "Loan Agreement"), the terms of the Loan Agreement will prevail.

11. **Amendment.** Any term of this Note may be amended and the observance of any term of this Note may be waived only with the written consent of the Lender and the Borrower.

The Borrower and the Guarantor have caused this Note to be duly executed by an officer thereunto duly authorized.

BORROWER:

Seamless Group Inc.

By: /s/ Alexander King Ong Kong
Name: Alexander King Ong Kong
Title: Director

GUARANTOR:

By: /s/ Alexander King Ong Kong
Name: Alexander King Ong Kong

Acknowledged and Agreed:

LENDER:

Moca Services Limited

By: /s/ Yat Siu
Name: Yat Siu
Title: Director